Exhibit 99.1

THERATECHNOLOGIES ANNOUNCES US$40 MILLION BOUGHT-DEAL PUBLIC OFFERING OF UNITS

Montreal, QC – January 11, 2021 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX) ), a biopharmaceutical company focused on the development and commercialization of innovative therapies, is pleased to announce that it has entered into an agreement with a syndicate of Canadian underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 14,546,000 units of the Company (the “Units”) for aggregate gross proceeds to the Company of US$40,001,500 (equivalent to approximately C$51,081,915) (the “Offering”) at a price of US$2.75 per Unit (equivalent to approximately C$3.51 per Unit).

Each Unit shall be comprised of one common share of the Company (each a “Common Share”) and one-half of one Common Share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Common Share at an exercise price of US$3.18 (equivalent to approximately C$4.06) at any time up to 36 months from the closing of the Offering.

The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to increase the size of the Offering by up to an additional number of Units, and/or the components thereof, that in aggregate would be equal to 15% of the total number of Units to be issued under the Offering, to cover over-allotments, if any, and for market stabilization purposes, exercisable at any time and from time to time up to 30 days following the closing of the Offering.

The net proceeds from the Offering will be used primarily to fund research and development activities, commercialisation initiatives, general and administrative expenses, working capital needs and other general corporate purposes.

The closing of the Offering is expected to occur on or about January 19, 2021 (the “Closing”) and is subject to the Company receiving all necessary regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”) to list, on the date of Closing, the Common Shares and the Common Shares issuable upon exercise of the Warrants thereon. The Company agreed to use its commercial reasonable efforts to list the Warrants on the TSX on the date of Closing.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them.

The forward-looking statements contained in this press release include, but are not limited to, statements regarding the offer and sale of Units, the use of proceeds from the Offering, the exercise by the Underwriters of the Over-Allotment Option, the timing regarding the closing date of the Offering, and the listing of the Common Shares and Warrants on the TSX.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: the Covid-19 pandemic will have limited adverse effect on the Offering and the timelines to close the Offering, the proceeds from the Offering will be allocated for the activities set forth herein and we will have enough funds to carry out our business plan.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, among others, the risk that the Offering does not close as a result of certain events triggering the right of the Underwriters to exercise their market out provisions, the TSX not listing the additional Common Shares to be issued under the Offering, a resurgence in the Covid-19 pandemic adversely affecting our activities and those of our suppliers and third-party service providers and the discovery of unwanted adverse side effects from the long-term use of our products leading to a withdrawal or recall of our products.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 24, 2020 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2020 under Theratechnologies’ public filings for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For Media Inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

communications@theratech.com

514-336-7800

For Investor Inquiries:

Leah Gibson

Senior Director, Investor Relations

lgibson@theratech.com

617-356-1009

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